UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15047319

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65531

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
G. Select Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3800 Arapahoe Ave., Suite 210
(No. and Street)

Boulder (City) Colorado (State) 80303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Collins 303-797-0550
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 (Address) Greenwood Village (City) Colorado (State) 80111 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tj 3/6/15

3/9/15

OATH OR AFFIRMATION

I, Budd Zuckerman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G. Select Securities LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

MAXTON McHUGH
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20134020865
MY COMMISSION EXPIRES 04/01/2017

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.*
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.*

G. SELECT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CASH	$	32,133
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $13,067		457
	$	**32,590**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and other liabilities	$	150
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		
MEMBERS' EQUITY (Note 2)		32,440
	$	**32,590**

The accompanying notes are an integral part of this statement.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

February 15, 2015

Mr. Alan Budd Zuckerman
G. Select Securities, LLC
3800 Arapahoe Ave., Suite 210
Boulder, CO 80303

To the Member of
G. Select Securities, LLC

In connection with our audit of the financial statements and supplemental information of G. Select Securities, LLC (the "Company") for the year ended December 31, 2014 and have issued our report thereon dated February 15, 2015. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during fiscal year 2014. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice. Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by G. Select Securities, LLC in its fiscal year 2014 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses to account for cash equivalents, commissions receivable and revenue recognition. These policies are considered critical due to their significance to the financial statements and the Company's operations. Future events would unlikely affect the determination of whether these policies and practices would be considered critical.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is

material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. There are no sensitive accounting estimates affecting the financial statements.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. During our evaluation of the Company's financial reporting we did not encounter any bias in the amounts and disclosure in the footnotes. All critical accounting policies and practices appear consistent and reasonable for the type of entity. Further, we did not note any unusual transactions outside the normal course of business and no material accounting estimates that had a significant impact on the financial statements. Lastly, the financial statements and the accompanying notes are in conformity with Generally Accepted Accounting Principles and the rules governing brokers and dealers of securities.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Exceptions to Exemption Provisions

In connection with our review of the Company's (k)(2)(i) exemption to Rule 15c3-3, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents a Computation of Net Capital Pursuant to Uniform Net Capital rule 15c3-1 that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements.* Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Recent Accounting Pronouncements

We are not aware of any recent pronouncements that may affect the Company.

Compliance with All Ethics Requirements Regarding Independence

The engagement team and our entire firm have complied with all relevant ethical requirements regarding independence.

Planned Scope and Timing of the Audit

We conducted our audit consistent with the planned scope and timing we previously communicated to you.

Representations Requested from Management

We have requested certain written representations from management, which are included in the management representation letter dated February 15, 2015.

Management Consultations with Other Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters. Management informed us that, and to our knowledge, there were no consultations with other accountants regarding auditing and accounting matters.

Other Significant Matters, Findings or Issues

In the normal course of our professional association with the Company, we generally discuss a variety of matters, including the application of accounting principles and auditing standards, business conditions affecting the entity, and business plans and strategies that may affect the risks of material misstatement. None of the matters discussed resulted in a condition to our retention as the Company' auditors.

We are not aware of other documents that contain the audited financial statements.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of G. Select Securities, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Spicer Jeffries LLP

Spicer Jeffries LLP